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                                                                    EXHIBIT 23.2

                          Independent Auditors' Consent
                          -----------------------------


The Board of Directors and Shareholders
Ceres Group, Inc. (formerly, Central Reserve Life Corporation):

We consent to incorporation by reference in the registration statement on Form S-8 of Ceres Group, Inc. for the Ceres Group, Inc. 2000 Employee Stock Purchase Plan and the Ceres Group, Inc. 2000 Agent Stock Purchase Plan of our report dated February 20, 1998, except for Notes B and C, as to which the date is March 30, 1998, relating to the consolidated statement of operations, retained earnings, and cash flows of Central Reserve Life Corporation and subsidiaries for the year ended December 31, 1997, and all related schedules, which report appears in the December 31, 1999 annual report on Form 10-K of Ceres Group, Inc.

Our report dated February 20, 1998, except for Notes B and C, as to which the date is March 30, 1998, contains an explanatory paragraph that states that the Company has suffered substantial losses from operations in 1997 that resulted in a significantly reduced net capital position and that in December 1997, the Company obtained an interim loan of $20 million that absent some future event the Company would not have the ability to repay, which matters raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Columbus, Ohio
April 14, 2000